SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 14D-l

                      Tender Offer Statement Pursuant to Section
                   14(d)(1) of the Securities Exchange Act of 1934
                                  (Amendment No. 15)

                                 THE ENERGY GROUP PLC
                              (Name of Subject Company)

                                 TU ACQUISITIONS PLC
                               TEXAS UTILITIES COMPANY
                                      (Bidders)


                           Ordinary Shares of 10p each and
             American Depositary Shares, each representing Four Ordinary
                 Shares and evidenced by American Depositary Receipts

                            (Title of Class of Securities)

                                     292691 10 2
                        (CUSIP Number of Class of Securities)

                                Peter B. Tinkham, Esq.
                               Texas Utilities Company
                          Secretary and Assistant Treasurer
                                  1601 Bryan Street
                                 Dallas, Texas 75201
                                    (214) 812-4600
               (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications on behalf of Bidders)

                                       Copy to:

          Robert A. Wooldridge, Esq.         Robert J. Reger, Jr., Esq.
          Worsham, Forsythe &                Reid & Priest LLP
            Wooldridge, L.L.P.               40 West 57th Street
          1601 Bryan Street                  New York, New York 10019
          Dallas, Texas 75201                (212) 603-2000
          (214) 979-3000

                                        14D-1
          _________________________________________________________________

          1.   Name of Reporting Person:
               TU Acquisitions PLC
          _________________________________________________________________

          2.   Check the Appropriate Box if a Member of a Group     (a) [x]
                                                                    (b) [ ]
          _________________________________________________________________

          3.   SEC Use Only

          _________________________________________________________________

          4.   Sources of Funds
               BK
               AF
          _________________________________________________________________

          5.   Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Items 2(e) or 2(f)               [ ]
          _________________________________________________________________

          6.   Citizenship or Place of Organization
               England and Wales
          _________________________________________________________________

          7.   Aggregate Amount Beneficially Owned by Each Reporting
               Person - 499,569,689 ordinary shares (including ordinary shares represented by Energy Group ADSs) as of June 25, 1998.
          _________________________________________________________________

          8.   Check Box if the Aggregate Amount in Row (7) Excludes
               Certain Shares                                           [ ]
          _________________________________________________________________

          9.   Percent of Class Represented by Amount in Row (7)
               95.5%
          _________________________________________________________________

          10.  Type of Reporting Person
               CO

                                        14D-1
          _________________________________________________________________

          1.   Name of Reporting Person; I.R.S. Employer
               Identification No.:
               Texas Utilities Company;
               75-2669310
          _________________________________________________________________

          2.   Check the Appropriate Box if a Member of a Group     (a) [x]
                                                                    (b) [ ]
          _________________________________________________________________

          3.   SEC Use Only

          _________________________________________________________________

          4.   Sources of Funds
               BK, OO
          _________________________________________________________________

          5.   Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f)                  [ ]
          _________________________________________________________________

          6.   Citizenship or Place of Organization
               Texas
          _________________________________________________________________

          7.   Aggregate Amount Beneficially Owned by Each Reporting
               Person - 499,569,689 ordinary shares (including ordinary shares represented by Energy Group ADSs)*
          _________________________________________________________________

          8.   Check Box if the Aggregate Amount in Row (7) Excludes
               Certain Shares                                           [ ]
          _________________________________________________________________

          9.   Percent of Class Represented by Amount in Row (7)
               95.5%*
          _________________________________________________________________

          10.  Type of Reporting Person
               HC

               * Represents shares owned as of June 25, 1998 by TU Acquisitions PLC, an indirect wholly owned subsidiary of Texas Utilities Company

               Texas Utilities Company, a Texas corporation ("Texas Utilities"), and TU Acquisitions PLC, a public limited company incorporated in England and Wales and an indirect wholly owned subsidiary of Texas Utilities ("TU Acquisitions"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, originally filed on March 10, 1998, and as amended on March 17, April 9, April 17, April 22, April 24, May 1, May 6, May 7,
          May 18, May 19, May 27, June 1, June 5 and June 23, 1998 (the "Statement"), with respect to the offer to purchase ("Offer") all of the outstanding (a) ordinary shares of 10p each ("Energy Group Shares") of The Energy Group PLC, a public limited company organized under the laws of England and Wales ("The Energy Group"), and (b) American Depositary Shares of The Energy Group each representing four Energy Group Shares and evidenced by American Depositary Receipts ("Energy Group ADSs" and, together with the Energy Group Shares, "Energy Group Securities"), as set forth in this Amendment No. 15. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


          Item 6.  Interest in Securities of the Subject Company.
          ------   ---------------------------------------------

               (a) and (b). Based upon acceptances of the Offer as of the close of business on June 25, 1998 in the United States and as of the close of business on June 25, 1998 in the United Kingdom, TU Acquisitions owned, had rights over or had received valid acceptances in respect of 499,569,689 Energy Group Shares, including Energy Group Shares evidenced by Energy Group ADRs, representing approximately 95.5% of The Energy Group's issed ordinary share capital.


          Item 11.  Material to be Filed as Exhibits.
          -------   --------------------------------

          EXHIBIT                DESCRIPTION
          -------                -----------

          (a)(40) Text of letter dated June 26, 1998 to non-assenting holders of Energy Group Securities regarding compulsory acquisition.

          (a)(41) Text of statutory notice under UK law to holders of Energy Group Shares regarding compulsory acquisition.

                                      SIGNATURES



               After due inquiry and to the best of its knowledge and

          belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  June 29, 1998



                                             TU ACQUISITIONS PLC


                                             By:  /s/ Michael J. McNally
                                                --------------------------
                                                Name: Michael J. McNally
                                                Title: Director


                                             TEXAS UTILITIES COMPANY


                                             By:  /s/ Robert S. Shapard
                                                --------------------------
                                                Name: Robert S. Shapard
                                                Title: Treasurer and
                                                       Assistant Secretary

                                    EXHIBIT INDEX


          Exhibit                Description
          -------                -----------

          (a)(40) Text of letter dated June 26, 1998 to non-assenting holders of Energy Group Securities regarding compulsory acquisition.

          (a)(41) Text of statutory notice under UK law to holders of Energy Group Shares regarding compulsory acquisition.